YOUR GUIDE TO INVESTING

REYNOLDS BLUE CHIP GROWTH FUND

IN BLUE CHIP COMPANIES



Current Performance

Performance Reynolds Blue Chip Growth Fund (RBCGX) vs. S&P 500 Index as of 11/30/12

		Annualized		
	1 Year	**3 Year**	**5 Year**	**10 Year**
Reynolds Blue Chip Growth Fund	10.85%	11.42%	12.31%	8.61%
S&P 500 Index	16.13%	11.25%	1.34%	6.36%

Performance data quoted represents past performance; past performance does not guarantee future results. Investment return and principal value of an investment will flucuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted.



YOUR GUIDE TO INVESTING
REYNOLDS BLUE CHIP GROWTH FUND
IN BLUE CHIP COMPANIES



Fund Facts

The long-term strategy of the Reynolds Blue Chip Growth Fund is to emphasize investment in "blue chip" growth companies. In the long term, these companies build value as their earnings grow. This growth in value should ultimately be recognized in higher stock prices for these companies.

Performance Discussion & Analysis

For our latest market comments, please see the latest **Shareholder Report**.

Portfolio Manager

Frederick L. Reynolds

Investment Objective

Seeking long-term capital appreciation.

General

Category:	Equity	**Minimum Investment**	
Symbol:	RBCGX	Initial:	$1000
Inception Date:	08/12/88	Subsequent:	$100
Net Assets in Millions:	$186.1	Initial IRA:	$1000
(as of 09/30/12)		Subsequent IRA:	$100
		Automatic Investment Plan:	$50

Performance Data

Average Annual Total Return
(as of 11/30/12)

	Return
Year to Date	+12.95%
1 Year	+10.85%
3 Year	+11.42%
5 Year	+12.31%
10 Year	+8.61%
Life of Fund	+8.09%

Average Annual Total Return
(as of 09/30/12)

	Return
1 Year	+26.82%
3 Year	+12.09%
5 Year	+13.11%
10 Year	+11.71%
Life of Fund	+8.22%

Cumulative Total Return
(as of 09/30/12)

	Return
1 Year	+26.82%
3 Year	+40.84%
5 Year	+85.15%
10 Year	+202.60%
Life of Fund	+573.13%

Calendar Year End Data

Year	**2011**	**2010**	**2009**	**2008**	**2007**
Total Return	(6.14)%	+24.57%	+41.87%	(5.09)%	+8.29%
Capital Gains	0	0	0	0	0
Dividends	0	0	0	0	0.2104
Net Assets ($millions)	$206.8	$174.5	$59.6	$21.4	$25.4
Value $10,000 invested on 08/12/88	$58,661	$62,496	$50,168	$35,363	$37,258

Operations Data

Front end Load: None
Redemption Fee: None
Expense Ratio[1]: 1.53%
(as of 09/30/12)

Asset Allocation

Date	**09/30/12**	**06/30/12**	**03/31/12**	**12/31/11**	**09/30/11**
Equities	98.23%	99.74%	99.97%	100.21%	98.02%
Preferred Stock	0.30%	0.29%	0.28%	0.24%	0.21%
Cash	1.47%	(0.03)%	(0.25)%	(0.45)%	1.77%

Turnover Rate: 99%
(as of 09/30/12)

Top Ten Investment Holdings
(as of 09/30/12)

Apple Inc.	7.5%
Google Inc.	1.8%
Priceline.com Inc.	1.1%
Ross Stores, Inc.	0.9%
The TJX Companies, Inc.	0.7%
Amazon.com, Inc.	0.7%
Starbucks Corp.	0.6%
QUALCOMM, Inc.	0.6%
The Ultimate Software Group, Inc.	0.5%
Nordstrom, Inc.	0.5%

Top Ten Industry Weightings
(as of 09/30/12)

Computers & Peripherals	8.5%
Specialty Retail	8.2%
Software	5.4%
Hotels, Restaurants & Leisure	5.2%
Internet Software & Services	4.4%
Biotechnology	3.5%
Oil, Gas & Consumable Fuels	3.3%
Media	3.2%
Chemicals	3.1%
IT Services	2.6%

The Global Industry Classification Standard ("GICS®") was developed by and/or is the exclusive property of MSCI, Inc. and Standard & Poor's Financial Services LLC ("S&P"). GICS® is a service mark of MSCI and S&P and has been licensed for use by U.S. Bancorp Fund Services, LLC.

[1]The Adviser has undertaken to reimburse the Fund to the extent that the aggregate annual operating expenses, including investment advisory fees and administration fees but excluding interest, taxes, brokerage commissions and other costs incurred in connection with the purchase or sale of portfolio securities, and extraordinary items, exceed that percentage of the average net assets of the Fund for the year, as determined by valuations made as of the close of each business day of the year, which is the most restrictive percentage provided by the state laws of the various states in which the shares of the Fund are qualified for sale or, if the states in which the shares of the Fund are qualified for sale impose no such restrictions, 2%. As of the date hereof, no such state law provision was applicable to the Fund. The Fund monitors its expense ratio on a monthly basis. If the accrued amount of the expenses of the Fund exceeds the expense limitation, the Fund creates an account receivable from the Adviser for the amount of such excess. Refer to the current Prospectus and Statement of Additional Information for other historical performance information.

Performance data quoted represents past performance; past performance does not guarantee future results. Investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted.

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